Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 8 DATED JULY 28, 2020
TO THE PROSPECTUS DATED FEBRUARY 28, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated February 28, 2020, Supplement No. 4 dated April 28, 2020, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated May 21, 2020, Supplement No. 6 dated June 1, 2020 and Supplement No. 7 dated June 22, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the transaction price for each class of our common stock as of August 1, 2020;
(3)	the calculation of the net asset value (“NAV”) per share as of June 30, 2020;
(4)	update to our distributions;
(5)	recent real property acquisitions and dispositions; and
(6)	updates to information about our redemption plan.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of June 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 64,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.1 million, consisting of approximately 29,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $496,000 ($101,000 in D Shares and $395,000 in T Shares), and approximately 35,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $595,000. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.1 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $868.0 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.
Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of August 1, 2020, and redemptions as of July 31, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$16.97
T Shares	$16.56
S Shares	$16.54
I Shares	$17.23

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2020. The purchase price of our common stock for each share class in our primary offering equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
NAV Per Share as of June 30, 2020
We calculate NAV per share in accordance with the valuation policies approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.cimgroup.com/investment-strategies/individual/inav#summary and is made available on our toll-free, automated information line at 866-907-2653. The August 1, 2020 transaction price is being determined based on our NAV as of June 30, 2020. Please refer to the “Valuation Policies” section in our prospectus, as supplemented, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the independent valuation expert. All parties engaged by us in the calculation of our NAV, including our advisor, are subject to the oversight of our board of directors. We have engaged the independent valuation expert to provide on a monthly basis, instead of a rolling annual basis, valuations of each of our commercial real estate assets and related liabilities, going forward, until such time that we have greater visibility into the impact of the current novel coronavirus (“COVID-19”) pandemic on our property valuations. For the months of May and June 2020, all of our real properties were valued by our independent valuation expert. The following table sets forth the components of total NAV as of June 30, 2020 and May 31, 2020:

	As of
Components of NAV	June 30, 2020	May 31, 2020
Investments in real estate	$898,155,000	$899,350,000
Investment in CIM UII Onshore	46,697,807	50,000,000
Acquisition expenses and deferred financing costs	3,340,148	3,749,575
Cash, marketable securities and other assets	52,917,712	64,695,171
Outstanding debt	(473,669,956)	(473,543,973)
Accrued performance fee	—	—
Accrued stockholder servicing fee	(218,156)	(226,804)
Subscriptions received in advance	(5,750,391)	(10,620,447)
Accrued liabilities	(6,161,888)	(8,105,977)
Net asset value	$515,310,276	$525,297,545
Number of outstanding shares	30,691,871	30,978,795

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2020 and May 31, 2020:

	D Shares	T Shares	S Shares	I Shares	Total
Net asset value as of June 30, 2020	$267,851,765	$231,103,059	$119,030	$16,236,422	$515,310,276
Number of outstanding shares as of June 30, 2020	15,788,306	13,954,099	7,196	942,270	30,691,871
NAV per share as of June 30, 2020	$16.97	$16.56	$16.54	$17.23

Net asset value as of May 31, 2020	$274,161,289	$234,641,055	$119,945	$16,375,256	$525,297,545
Number of outstanding shares as of May 31, 2020	16,004,570	14,025,634	7,179	941,412	30,978,795
NAV per share as of May 31, 2020	$17.13	$16.73	$16.71	$17.39
For single-tenant properties with fewer than eight years of remaining lease term and anchored shopping centers, and certain other properties, our independent valuation expert calculated estimated market values by using a discounted cash flow analysis, which may have been the sole valuation approach or used in combination with a direct capitalization methodology. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2020 valuations, based on property type.

Property Type	Discount Rate	Exit Capitalization Rate
Anchored Shopping Center	8.32%	7.69%
Retail	8.15%	7.65%
Industrial	7.67%	7.09%
Office	8.00%	7.35%

For single-tenant properties with greater than eight years of remaining lease term, and certain other properties, our independent valuation expert calculated estimated market values by using a direct capitalization cash flow analysis, which may have been the sole valuation approach or used in combination with the discounted cash flow methodology. Set forth below are the weighted averages of the implied capitalization rate, using net operating income over the direct capitalization value, used in the June 30, 2020 valuations, based on property type.

Property Type	Implied Overall Capitalization Rate
Anchored Shopping Center	7.68%
Retail	6.88%
Industrial	6.75%
Office	6.78%

As previously disclosed, we are continuing to monitor and assess the impacts that the outbreak of COVID-19 may have on our business, tenants and operating partners. The impact of the COVID-19 outbreak on the value of our assets may be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted. We will not be able to quantify any such impacts and their effect on the NAV until we have greater visibility into the impact that the COVID-19 outbreak will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

In addition, to address the current risk to our portfolio due to the COVID-19 pandemic, our independent valuation expert considered the following factors while determining the values of our real estate assets:

•	rent collections and credit downgrades as a result of COVID-19;

•	potential impacts to rent growth over the next 12 months; and

•	potentially decreased leasing activity for vacancy resulting from increased downtime.

As of July 15, 2020, we had received July 2020 base rent payments from approximately 88.2% of the aggregate July 2020 base rent due from our portfolio. We collected 83.8% and 85.9% of base rent due in May and June 2020, respectively, as of July 15, 2020. For rent that has not been collected, we are generally working on rent deferral arrangements with our tenants.

PROSPECTUS UPDATES
Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 148 of the prospectus.
On July 23, 2020, our board of directors authorized a distribution for the month of July 2020 (the “July Distribution”) of $0.0777 per share of our D Shares, T Shares, S Shares and I Shares, which amount is adjusted based on the relative NAV of our D Shares, T Shares, S Shares and I Shares so that distributions constitute a uniform percentage of the NAV per share of all classes. The July Distribution is payable to stockholders of record as of the close of business on July 30, 2020 and will be paid on August 3, 2020. The July Distribution will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

In addition, on July 23, 2020, our board of directors authorized a year-end distribution (the “Year-End Distribution”) of $0.0839 per share of our D Shares, T Shares, S Shares and I Shares, which amount will be adjusted based on the relative NAV of our D Shares, T Shares, S Shares and I Shares so that distributions constitute a uniform percentage of the NAV per share of all classes. The Year-End Distribution is payable to stockholders of record as of the close of business on December 30, 2020 and will be paid in January 2021 upon a determination by our chief financial officer that as of the payment date of the Year-End Distribution, we will be able to pay our debts as they become due in the usual course of business and our assets will not be less than the sum of our total liabilities. The Year-End Distribution will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. The Year-End Distribution is expected to be paid in addition to any distribution to be considered for authorization by our board of directors for the month of December 2020.

Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 22 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 82 of the prospectus, and describes our real estate holdings as of June 30, 2020, and the activity that occurred subsequent to the activity as of May 31, 2020 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of June 30, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 126 properties, acquired for an aggregate purchase price of $894.0 million, located in 34 states, consisting of five anchored shopping centers, 99 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between June 1, 2020 and June 30, 2020.
Redemption Plan
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 187 of the prospectus.
Our share redemption plan provides that, should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all.
In order to maintain a reasonable level of liquidity, our investment guidelines provide that we will target 10% of our NAV up to $1 billion, and 5% of our NAV in excess of $1 billion (“Target Liquidity”), to relatively liquid investments including (i) cash equivalents, other short-term investments, U.S. government securities, agency securities, corporate debt and liquid real estate-related securities and (ii) in the discretion of our advisor, a line of credit. Additionally, our existing share redemption plan limits redemptions to 2.0% of our aggregate NAV as of the last calendar day of the previous calendar month, and in any quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV as of the last calendar day of the previous calendar quarter (“Redemption Plan Limits”).
Given the recent levels of investor subscriptions and increased redemption requests, which we believe have been exacerbated by the challenging economic environment caused by the COVID-19 pandemic, our stated objectives of maintaining Target Liquidity and satisfying the Redemption Plan Limits are in conflict. As such, we are temporarily redeeming less than the Redemption Plan Limits to maintain this Target Liquidity while the company seeks to generate additional liquidity through investor subscriptions and execution of an in-process asset disposition program. Our board of directors has determined that, effective immediately, monthly redemptions temporarily will be limited to shares whose aggregate value is no more than 0.8% of our aggregate NAV as of the last calendar day of the previous calendar month, and in any calendar quarter, redemptions will be limited to shares whose aggregate value is no more than 2.0% of our aggregate NAV as of the last calendar day of the previous calendar quarter. While no assurances can be made regarding the timing of a return to the Redemption Plan Limits stated in our existing share redemption plan, if at all, we are targeting the return to our Redemption Plan Limits to occur in the fourth quarter of 2020.
Our board of directors has further agreed to support our efforts towards achieving sustainable liquidity by agreeing to take 50% of their quarterly board of directors compensation in shares of our common stock, based on the then current NAV per share at the time of grant, for the third and fourth quarter of 2020. In addition, our manager has determined to take 50% of its monthly advisory fees in shares of our common stock, based on the then current NAV per share at the time of grant, through December 31, 2020, beginning with the monthly advisory fee payment for August 2020.
Under our share redemption plan, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the opening of the last calendar day of that month. To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. As of 4:00 p.m. (Eastern Time) on June 29, 2020, the deadline for receipt of redemption requests for the June 2020 redemption period, redemption requests representing approximately $27.6 million were received in good order by the transfer agent, which was in excess of the monthly redemption limit of $5.8 million. As a result, shares redeemed for the June 2020 redemption period were redeemed on a pro rata basis and each stockholder that requested to have shares redeemed in June 2020 received approximately 21.0% of the requested amount. The remaining redemption requests received went unfulfilled.

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